CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2007

(Expressed in Canadian Dollars, unless otherwise stated)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors

CONTINENTAL MINERALS CORPORATION
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	September 30	December 31
	2007	2006
	(unaudited)
Assets

Current assets
Cash and cash equivalents	$20,222,241	$1,791,802
Amounts receivable	306,369	227,598
Amounts due from related parties (note 8)	–	643,055
Prepaid expenses	156,260	168,078
	20,684,870	2,830,533

Mineral property interest (note 5)	117,432,309	112,747,309
Equipment (note 4)	577,627	523,327
Investments	1	1
	$138,694,807	$116,101,170

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$1,451,997	$3,581,150
Due from related party (note 8)	28,196	-
Loan from related party (note 8)	–	1,500,000
Current portion of long-term payable	577,300	578,650
Convertible promissory note (note 6)	–	11,034,366
	2,057,493	16,694,166

Long-term payable	1,731,900	1,735,950
Future income tax liabilities	25,226,970	26,948,000
	26,958,870	28,683,950

Shareholders' equity
Share capital (note 7)	156,510,025	107,421,628
Convertible promissory note - conversion right	–	695,932
Contributed surplus (note 7)	10,626,426	4,322,759
Deficit	(57,458,007)	(41,717,265)
	109,678,444	70,723,054

Continuing operations (note 1)
Subsequent event (note 7(c))

	$138,694,807	$116,101,170

See accompanying notes to the consolidated financial statements

Approved by the Board of Directors

/s/ Gerald S. Panneton	/s/ Jeffrey Mason

Gerald S. Panneton	Jeffrey Mason
Director	Director

CONTINENTAL MINERALS CORPORATION
Consolidated Statements of Operations
(Unaudited – Expressed in Canadian Dollars)

	Three months ended September 30		Nine months ended September 30
	2007	2006	2007	2006
Expenses
Conference and travel	$451,122	$302,923	$1,031,026	$649,411
Exploration (schedule)	4,282,568	6,984,840	10,542,138	14,427,720
Foreign exchange	(209,091)	(49,866)	(1,890,281)	(23,044)
Insurance expense	37,440	–	127,512	–
Interest expense	4	211,328	362,953	211,328
Interest income	(257,628)	(13,894)	(667,790)	(38,625)
Legal, accounting and audit	156,286	228,194	420,329	611,464
Loss on extinguishment of convertible promissory note (note 6)	–	–	376,366	–
Office and administration	1,018,418	885,103	2,421,812	1,769,719
Shareholder communications	87,833	78,683	224,653	284,912
Stock-based compensation – exploration (note 7(d))	25,505	115,156	140,362	309,970
Stock-based compensation – administration (note 7(d))	683,855	635,803	1,991,466	1,236,225
Trust and filing	35,437	19,000	94,562	50,698
Loss before non-controlling interest	6,311,749	9,397,270	15,175,108	19,489,778
Non-controlling interest	–	–	–	(944,880)
Loss and comprehensive loss for the period	$6,311,749	$9,397,270	$15,175,108	$18,544,898

Basic and diluted loss per common share	$(0.05)	$(0.18)	$(0.13)	$(0.37)

Weighted average number of common shares outstanding	120,801,954	53,028,123	114,312,459	50,505,805

See accompanying notes to the consolidated financial statements

Consolidated Statements of Operations
(Unaudited – Expressed in Canadian Dollars)

	Nine months ended September 30
	2007	2006

Balance at beginning of period, as previously reported	$(41,717,265)	$(15,001,192)
Adjustment for adoption of new accounting standards (note 3(a))	(565,634)	–
As restated	(42,282,899)	(15,001,192)
Loss for the period	(15,175,108)	(18,544,898)
Balance at end of the period	$(57,458,007)	$(33,546,090)

See accompanying notes to the consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Consolidated Statements of Cash Flows
(Unaudited – Expressed in Canadian Dollars)

	Three months ended September 30		Nine months ended September 30
Cash provided by (used for)	2007	2006	2007	2006

Operating activities
Loss for the period	$(6,311,749)	$(9,397,270)	$(15,175,108)	$(18,544,898)
Items not involving cash
Accretion of convertible promissory note	–	60,095	98,634	60,095
Amortization	19,178	40,361	188,419	88,422
Foreign exchange	(683,580)	–	(2,896,429)	–
Interest paid by issuance of common shares	–	–	156,274	–
Loss on extinguishment of convertible promissory note	–	–	376,366	–
Non-controlling interest	–	–	–	(944,880)
Stock-based compensation	709,361	750,959	2,131,828	1,546,195
Changes in non-cash operating working capital
Accounts payable and accrued liabilities	225,852	1,102,075	(2,129,153)	1,454,729
Amounts receivable	21,680	(150,306)	(78,771)	(431,358)
Prepaid expenses	(67,959)	(262,572)	11,818	(724,192)
Cash used for operating activities	(6,087,217)	(7,856,658)	(17,316,122)	(17,495,887)

Investing activities
Acquisition of fixed assets	(29,942)	(90,751)	(242,719)	(503,768)
Cash used for investing activities	(29,942)	(90,751)	(242,719)	(503,768)

Financing activities
Issuance of common shares, net of issue costs	18,000	728,299	48,893,029	5,660,459
Repayment of convertible promissory note	–	11,500,000	(12,075,000)	11,500,000
Repayment of loan from related party	28,196	–	(1,471,804)	–
Due to (from) related parties	307,779	(2,066,159)	643,055	(209,360)
Cash provided by financing activities	353,975	10,162,140	35,989,280	16,951,099

Increase (decrease) in cash and cash equivalents	(5,763,184)	2,214,731	18,430,439	(1,048,556)
Cash and cash equivalents, beginning of period	25,985,425	745,957	1,791,802	4,009,244

Cash and cash equivalents, end of period	$20,222,241	$2,960,688	$20,222,241	$2,960,688

Components of cash and cash equivalents are as follows:
Cash	$1,462,375	$813,865	$1,462,375	$813,865
Bankers acceptances and term deposits	18,759,866	2,146,823	18,759,866	2,146,823
	$20,222,241	$2,960,688	$20,222,241	$2,960,688

Supplementary information
Taxes paid	$–	$–	$–	$–
Interest paid	$3,938	$151,233	$159,885	$151,233

Non-cash financing and investing activities
Fair value of stock options transferred from contributed
surplus to share capital upon exercise of options	$6,500	$5,383	$23,494	$155,888
Interest paid by issuance of common shares	$–	$–	$156,274	$–

See accompanying notes to the consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Consolidated Schedules of Exploration Expenses
(Unaudited – Expressed in Canadian Dollars)

	Three months ended September 30		Nine months ended September 30
Xietongmen Property, China	2007	2006	2007	2006

Exploration Costs
Amortization	$19,178	$40,361	$188,419	$88,422
Assays and analysis	194,967	510,325	456,902	1,410,707
Drilling	1,350,233	2,158,798	1,866,177	4,729,447
Engineering	1,254,639	2,509,439	3,739,741	3,553,125
Environmental	274,167	252,449	721,661	423,982
Equipment rentals and leases	103,691	137,955	254,453	386,385
Freight	9,771	–	32,938	16,156
Geological	282,261	355,716	619,126	1,310,575
Graphics	7,365	21,018	26,655	71,906
Property and finders' fees	33,326	14,159	166,164	36,160
Site activities	108,490	484,226	908,260	1,244,008
Socioeconomic	566,403	303,438	1,284,211	617,791
Transportation	78,077	196,956	277,431	539,056
Incurred during the period	4,282,568	6,984,840	10,542,138	14,427,720
Non-cash stock-based compensation	25,505	115,156	140,362	309,970
	4,308,073	7,099,996	10,682,500	14,737,690
Cumulative balance, beginning of period	35,977,524	17,354,270	29,603,097	9,716,576
Cumulative balance, end of period	$40,285,597	$24,454,266	$40,285,597	$24,454,266

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2007
(Unaudited – Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2006.

Operating results for the three month and nine month periods ended September 30, 2007 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2007 or for any other period.

These consolidated financial statements are prepared on the basis that the Company will continue as a going concern. Management recognizes that the Company will need to generate additional financial resources in order to meet its planned business objectives. However, there can be no assurance that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.

All material inter-company balances and transactions have been eliminated.

3.	CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a) Section 3855 – Financial Instruments – Recognition and Measurement

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company's balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2007
(Unaudited – Expressed in Canadian Dollars)

in fair value are to be recognized in the statements of operations and comprehensive income (loss).

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. As such, any of the Company's outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to January 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income (loss).

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.

Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income (loss) until the asset is removed from the balance sheet.

Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings (loss) in the period in which they arise.

All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings (loss) in the period in which they arise.

At January 1, 2007, upon adoption of this standard, the Company remeasured its financial assets and liabilities. The convertible promissory note (note 6) was classified as held for trading and its carrying value was adjusted to $11,600,000 with a charge to opening deficit of $565,634.

(b)	Section 3865 – Hedges

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2007
(Unaudited – Expressed in Canadian Dollars)

(c)	Section 1530 – Comprehensive Income (Loss)

Comprehensive income (loss) is the change in the Company's net assets that results from transactions, events, and circumstances from other than the Company's shareholders. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other "comprehensive income (loss)" until it is considered appropriate to recognize into net earnings (loss). This standard requires the presentation of comprehensive income (loss), and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

Accordingly, the Company now reports comprehensive income (loss) and includes, if applicable, the account "accumulated other comprehensive income (loss)" in the shareholders' equity section of the consolidated balance sheet.

4.	EQUIPMENT

	September 30, 2007			December 31, 2006
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Buildings	$47,847	$24,326	$23,521	$47,848	$10,769	$37,079
Computers	120,500	57,550	62,950	78,840	20,399	58,441
Field	184,794	95,026	89,768	126,182	36,638	89,544
Furniture	25,184	15,221	9,963	17,600	5,996	11,604
Vehicles	530,562	139,137	391,425	396,044	69,385	326,659
	$908,887	$331,260	$577,627	$666,514	$143,187	$523,327

5.	MINERAL PROPERTY INTEREST

Xietongmen Property	September 30, 2007	December 31, 2006

Balance, beginning of the year	$112,747,309	$1,903,525
Acquired during the period:
Acquisition of Great China Mining Inc.	–	75,212,559
Future income tax related to acquisition of Great China Mining	–	25,070,000
Acquisition of surrounding properties	–	8,546,225
Future income tax related to acquisition of surrounding	–	1,595,000
properties
Mining permit costs	3,515,000	315,000
Future income tax related to mining permit costs	1,170,000	105,000
Balance, end of the period	$117,432,309	$112,747,309

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2007
(Unaudited – Expressed in Canadian Dollars)

6.	CONVERTIBLE PROMISSORY NOTE

In February 2007, Taseko Mines Limited ("Taseko"), a public company related by virtue of having certain directors in common with the Company, redeemed the convertible promissory note with a face value of $11,500,000 for $12,075,000, and concurrently exercised its participation right to participate in the private placement in the Company for $12,075,000 and acquired 7,318,181 units at a price of $1.65 per unit. Each unit was comprised of one common share and one share purchase warrant exercisable into one common share at $1.80 until February 20, 2008.

The continuity of the convertible promissory note is as follows:

Convertible promissory note at December 31, 2006	$11,034,366
Adjustment to estimated fair value upon adoption of new accounting standard	565,634
As restated, January 1, 2007	11,600,000
Accretion for the period	98,634
Convertible promissory note at redemption date, February 2007	11,698,634
Redemption of convertible promissory note	(12,075,000)
Loss on extinguishment of convertible promissory note	$(376,366)

7.	SHAREHOLDERS' EQUITY

(a)	Authorized share capital

an unlimited number of common shares without par value; and
an unlimited number of non-voting, redeemable preferred shares without par value.

(b)	Issued and outstanding common share capital

	Number of	Dollar
	common shares	amount
Balance, December 31, 2006	91,239,417	$107,421,628
Private placement, February 2007, net of issue costs (i)	19,439,395	30,829,329
Private placement, March 2007 (ii)	10,000,000	18,000,000
Share purchase options exercised	45,000	63,700
Shares issued for interest on convertible promissory note (note 8(d))	89,229	156,274
Fair value of stock options allocated to shares issued on exercise	–	39,094
Balance, September 30, 2007	120,813,041	$156,510,025

(i)

In February 2007, the Company completed a private placement of 19,439,395 units at a price of $1.65 per unit for gross proceeds of $32,075,000 ($30,829,329 net of issue costs). Each unit consisted of one common share and one common share purchase warrant exercisable to purchase an additional common share at a price of $1.80 until February 20, 2008. The warrants are subject to accelerated expiration which can be

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2007
(Unaudited – Expressed in Canadian Dollars)

triggered at the election of the Company, on 30 days' notice, if the Company's common shares trade at a price of $2.25 for any ten consecutive day period.

In connection with the financing, Taseko redeemed its convertible promissory note (note 6) for $12,075,000 and participated in this private placement by acquiring 7,318,181 units for $12,075,000.

(ii)

On March 29, 2007, the Company completed a private placement of 10,000,000 units at a price of $1.80 per unit for gross proceeds of $18,000,000. Each unit consisted of one common share and one common share purchase warrant. Each warrant is exercisable for 0.8 of a common share at $2.25 per share until September 29, 2007, and at $2.75 per share thereafter until December 29, 2007 (see note 7(c)).

(c)	Warrants

The continuity of the number of share purchase warrants is as follows:

	Dec. 29	Feb. 20	Dec. 15	Feb. 14
Expiry date	2007	2008	2008	2009
Exercise price	$2.75/2.25	$1.80	$1.59	$1.59
Note reference	note 7(b)(ii)	note 7(b)(i)
Balance, December 31, 2006	–	–	1,000,000	500,000
Issued	8,000,000	19,439,395	–	–
Balance, September 30, 2007	8,000,000	19,439,395	1,000,000	500,000

Subsequent to September 30, 2007, the Company amended the exercise price of the 8,000,000 common share purchase warrants issued in February 2007 expiring December 31, 2007. The exercise price was amended to $2.25. These warrants were exercised in their entirety on November 29, 2007, for net proceeds to the Company of $18,000,000.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2007
(Unaudited – Expressed in Canadian Dollars)

(d)	Share purchase option plan

The continuity of the number of share purchase options is as follows:

Share purchase options outstanding	Number of	Weighted average
	options	exercise price
Balance, December 31, 2006	5,189,107	$1.66
Granted	2,612,000	1.92
Exercised	(45,000)	1.41
Expired or cancelled	(951,832)	1.72
Balance, September 30, 2007	6,804,275	$1.75

The exercise prices of all share purchase options granted were at or above the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted or vesting during the three and nine months ended September 30, 2007, and which have been reflected in the consolidated statements of operations, is as follows:

Transactions	Three months ended September 30		Nine months ended September 30
	2007	2006	2007	2006
Exploration
Engineering	$20,900	$12,876	$20,900	$17,928
Environmental, socioeconomic and land	–	–	–	1,407
Geological	4,605	102,280	119,462	290,635
Exploration	25,505	115,156	140,362	309,970
Operations and administration	683,856	635,803	1,991,466	1,236,225
Total compensation cost recognized in	$709,361	$750,959	$2,131,828	$1,546,195
operations, credited to contributed surplus

The weighted-average assumptions used to estimate the fair value of options vesting during the respective periods were as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006
Risk free interest rate	3.76%	4.00%	3.76%	4.00%
Expected life	3.1 years	2.7 years	3.1 years	2.7 years
Expected volatility	88%	69%	88%	69%
Expected dividends	nil	nil	nil	nil

Subsequent to September 30, 2007, a total of 6,668 options were cancelled.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2007
(Unaudited – Expressed in Canadian Dollars)

(e)	Contributed surplus

Balance, December 31, 2006	$4,322,759
Changes during the period
Non-cash stock-based compensation	2,131,828
Mining permit cost	3,515,000
Conversion right, credited to contributed surplus upon extinguishment of the	695,933
convertible promissory note
Share purchase options exercised, credited to share capital	(39,094)
Balance, September 30, 2007	$10,626,426

8.	RELATED PARTY BALANCES AND TRANSACTIONS

Due from (to) related party	September 30	December 31
	2007	2006
Loan from Hunter Dickinson Inc. (‘HDI") (a)	$–	$(1,500,000)
Hunter Dickinson Inc.	$(28,196)	$643,055

Transactions	Three months ended September 30		Nine months ended September 30
	2007	2006	2007	2006
Hunter Dickinson Inc. –
Reimbursement for third party expenses
and services rendered	$656,221	$749,313	$1,948,972	$2,560,452
Interest paid (a) and (b)	$–	$–	$55,126	$–
Taseko Mines Limited – Interest paid (d)	$–	$–	$254,155	$–
Payments to companies controlled by
Zhi Wang, a director (c)	$204,923	$–	$666,836	$52,967
Payments to Xiaojun Ma, a director (e)	$6,435	$–	$15,042	$–

(a)

In November 2006, the Company signed a loan agreement with HDI pursuant to which the Company borrowed $1,500,000 from HDI. On March 2, 2007, the Company repaid this loan and paid $30,575 in interest, of which $20,054 was recorded for the period three months ended March 31, 2007.

(b)

On January 23, 2007, the Company signed a second loan agreement with HDI pursuant to which the Company borrowed US$2,500,000 from HDI, maturing on April 18, 2007, on an unsecured basis. The loan bore interest at 8% per annum. The Company repaid the loan on March 2, 2007 and paid $24,551 in interest.

(c)

During the three months ended September 30, 2007, the Company paid $79,092 (three months ended September 30, 2006 – $35,789) to Honglu Investment Holdings Inc. and $125,831 (three months ended September 30, 2006 – $nil) to Tibet Bojing Minerals Exploration Limited, each of which are companies controlled by Zhi Wang, a director of the Company, for administrative and consulting services.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2007
(Unaudited – Expressed in Canadian Dollars)

(d)

In February 2007, the Company redeemed the $11,500,000 convertible promissory note held by Taseko at 105% of the principal amount (note 6). Taseko and the Company are related by virtue of having certain directors in common. During the three months ended March 31, 2007, the Company paid interest related to this convertible promissory note to Taseko of $254,155, of which $156,274 was paid to Taseko by the issuance of 89,229 common shares of the Company.

(e)

Xiaojun Ma is a director of the Company who also provides managerial services to the Company's Tibetan subsidiary. During the three months ended September 30, 2007, he was paid RMB 45,000 ($6,435) (three months ended September 30, 2006 – $6,435) for such services.